Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

Gary J. Ross, Esq.	Email: Gary@RossLawGroup.co

November 28, 2022

Nicholas Nalbantian

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Mr. Mango LLC
Amendment No. 1 to Offering Statement on Form 1-A
Filed October 31, 2022
File No. 024-11950

Dear Mr. Nalbantian:

Mr. Mango LLC (the “Company”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated November 22, 2022 (the “Comment Letter”), relating to Amendment No. 1 of the Company’s offering statement on Form 1-A (the “Amendment No. 1”) filed on October 31, 2022. Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 1.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Form 1-A/A filed October 31, 2022

Signatures, page 32

1. Please include typed signatures for each of the signatories. See Instruction 2 to Signatures on Form 1-A.

Typed signatures for each of the signatories are now provided on the signature page.

November 28, 2022

General

2. We note that the cover page to Part II of the offering circular uses the Skybound name, website and logo, which suggests that this is an offering of securities of Skybound as opposed to Mr. Mango. Please revise to indicate that Mr. Mango is the issuer offering securities, or in the alternative please tell us why you believe it is appropriate to indicate that Skybound is the issuer. Refer to Item 1(a) of Part II of Form 1-A.

The Company conducts business under the name “Skybound,” not “Mr. Mango LLC,” and we believe the public recognizes the Company as “Skybound,” not “Mr. Mango LLC.” The Company believes it is informative to potential investors in the Company to be provided the Skybound name, website, and logo on the cover page to Part II of the offering circular. Since there has never been a Mr. Mango logo or website, the Company believes it would be confusing to the investing public if a logo or website were created specifically for this offering. Also note that most of the Company’s business is done through Mr. Mango LLC’s wholly owned subsidiary Skybound, LLC.

3. We note your disclosure on pages F-5 and F-20 of the existence of “Common Units.” Please clarify in your offering circular whether the “Common Units” and the “Units” being offered are the same or if there are material differences.

Previous references to “Common Units” on pages F-5 and F-20, as well as references to “Common Units” elsewhere in the financial statements, have been changed to “Common Interests.” As stated on the cover page to Part II of the offering circular, the “Common Interests” and “Units” are interchangeable defined terms for the Company’s limited liability common equity interests.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc: Ned Sherman (via email)